Room 4561
September 14, 2005

Mr. Robert A. Kotick
Chief Executive Officer
Activision, Inc.
3100 Ocean Park Blvd.
Santa Monica, California 90405

      Re:	Activision, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed June 9, 2005
		Form 10-Q for the Fiscal Quarter Ended June 30, 2005
		Filed August 4, 2005
		Schedule 14-A
      Filed July 29, 2005
      File No. 1-15839

Dear Mr. Kotick,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. MD&A of Financial Condition and Results of Operations

Critical Accounting Policies, page 26

1. We note that you apply certain critical accounting policies that
have materially affected your financial results due to changes in the
underlying estimates and assumptions.  For example, we note that your
results have recently been materially affected by estimates
related
to sales returns, price protection and the recoverability of software
development costs.   Please tell us how you considered disclosing
how
accurate your estimates/assumptions have been in the past, how much the estimates/assumptions have changed, and whether your estimates/assumptions are reasonably likely to change in the future.
Address how you have analyzed your estimates/assumptions` specific sensitivity to change and whether you have provided appropriate quantitative information that is reasonably available. Refer to
Section V of SEC Release 33-8350 for further guidance.

Item 8.  Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Software Development Costs, page F-8

2. You disclose that capitalized software development costs for products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Please explain to us your basis for classifying these impairment charges as product development expenses. In addition clarify for us whether this policy differentiates between products that have been cancelled during development and those that are abandoned after release and whether charges related to products that have already been released are classified as costs of sales.

Note 18. Quarterly Financial and Market Information (Unaudited), page
F-35

3. We note that you do not disclose gross profit information under this note. Please tell us how you have considered the disclosure requirements of Item 302(a)(1) of Regulation S-K.

Item 9A. Controls and Procedures, page 57

4. You state that an internal control system "can provide only reasonable, not absolute, assurance" that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us how you complied with the guidance in Section II.F.4 of SEC Release 33-8238.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 2. MD&A of Financial Condition and Results of Operations

Liquidity and Capital Resources

Key Balance Sheet Accounts, page 40

5. You disclose that the increase in your reserves for sales returns and price protection during the quarter ended June 30, 2005 was due to a "large percentage of catalog inventory in the channel." Please explain to us whether these reserve changes related to sales recorded during the June quarter or in prior periods. If the changes related to sales recorded in prior periods, please describe to us the reasons for these changes in more detail. In addition, explain to us how you concluded that the fees related to the sales recorded during those prior periods were fixed or determinable at the time of sale. As part of your response, address how such changes in reserves affect your ability to estimate future returns and price protection at the time of sale on an ongoing basis.

Schedule 14A filed July 29, 2005

Principal Accountant Fees, page 38

6. We note that your auditors have provided you with a significant amount of consulting services related to your compliance with Section
404 of the Sarbanes-Oxley Act of 2002. Please describe these services to us and explain how you applied the guidance in Rule 2-01 of Regulation S-X and Section II.B.3(b) of SEC Release 33-8238.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Robert A. Kotick
Activision, Inc.
September 12, 2005
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